FIRST AMENDED AND RESTATED OPERATING AGREEMENT
OF
BETTER APPAREL LLC

This First Amended and Restated Operating Agreement (this "***Agreement***") of Better Apparel LLC (the "***Company***") effective as of June 1, 2025 (the "***Effective Date***") is made and entered into by and between those individuals and entities set forth on **Schedule A** attached hereto, as the members (the "***Members***").

The Members hereby (i) acknowledge and agree that this Agreement shall supersede any and all prior operating agreements of the Company, including the Operated Agreement dated August 26, 2021, as amended from time to time and (ii) agree as follows:

1.   **Name**. The name of the limited liability company organized hereby is Better Apparel LLC or such other name as the Managers from time to time may determine, and all business of the Company shall be conducted in such name and/or such other trade name as the Managers shall determine.

2.   **Purpose; Powers**. The Company was formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the California Revised Uniform Limited Liability Company Act as amended and in effect from time to time (the "***Act***"). In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to do such things and engage in such activities related to the foregoing as may be necessary, convenient, or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

3.   **Principal Office**. The principal executive office of the Company shall be located at such place as the Managers shall establish, and the Managers may from time to time change the location of the principal executive office of the Company to any other place within or without the State of California. The Managers may establish and maintain such additional offices and places of business of the Company, either within or without the State of California, as the Managers deems appropriate.

4.   **Registered Agent and Registered Office**. The registered office and registered agent required to be maintained by the Company pursuant to the Act shall be the office of the registered agent and the registered agent, respectively, named in the Articles of Organization. The Company may, upon compliance with the applicable provisions of the Act, change its registered office or registered agent from time to time at the discretion of the Managers.

5.   **Members**. The Members are listed on **Schedule A**, as maintained by the Managers and from time to time amended and supplemented in accordance with this Agreement. As of the date of this Agreement, each Member holds the number and Class(es) of Units set forth on **Schedule A. Schedule A** may be amended from time to time by or at the direction of the Managers so that it sets forth the then current list of Members and/or such other information as the Managers may determine to include from time to time.

6. __Limited Liability__. Except as otherwise provided by the Act, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the Members shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a Member of the Company.

7. __Capital Structure; Voting; Future Investment__. The following provisions shall govern the capital structure of the Company:

(a) __Units__. For purposes of this Agreement, "***Interests***" means, with respect to any Member as of any time, such Member's limited liability company interest in the Company, which includes, but is not limited to, the number of Units such Member holds and such Member's Capital Account balance. All Interests in the Company shall be evidenced by units ("***Units***"), which are uncertified, with each Unit evidencing a proportional part of the ownership interests in the Company during its existence and in the assets of the Company upon dissolution. Initially, the Classes of Units shall be as follows:

(i) __Common Units__. "***Common Unit***" shall mean each Unit representing a Membership Interest in the Company that is designated as a Common Unit of the Company, which shall have the powers, preferences, rights and restrictions set forth in this Agreement for the Common Units (including the right to the distributions provided for in Section 14). As of the date hereof, Common Units are held by those Members as set forth on **Schedule A.**

(ii) __Preferred Units__. "***Preferred Unit***" shall mean each Unit representing a Membership Interest in the Company that is designated as a Preferred Unit of the Company, which shall have the powers, preferences, rights and restrictions set forth in this Agreement for the Preferred Units (including the right to the distributions provided for in Section 14). As of the date hereof, Preferred Units are held by those Members as set forth on **Schedule A.**

(iii) __Profit Units__. Each "***Profit Unit***" shall mean each Unit representing a Membership Interest in the Company that is designated as a Profit Unit of the Company, which shall have the powers, preferences, rights and restrictions set forth in this Agreement for the Profit Units (including the right to distributions provided for in Section 14). All Profit Units shall be granted in exchange for services provided or to be provided to or for the benefit of the Company and are intended to constitute "profits interests" for U.S. federal income tax purposes. The provisions of this Agreement shall be interpreted and applied in accordance with such intent. In furtherance of the foregoing, the Managers shall, if necessary or appropriate, reduce distributions with respect to such Profit Units to reflect such intended treatment. All Profit Units shall (i) be issued pursuant to, and shall be subject to the terms and conditions of, any award agreement, incentive arrangement and/or other document determined at the time of grant by the Company in its discretion, and (ii) be subject to such other limitations and restrictions (including without limitation vesting and forfeiture provisions) as the Company may determine at the time of grant. Such restrictions and limitations, if any, shall be set forth in the award agreement, incentive arrangement or other document pursuant to which such Profit Units are granted. Each recipient of a Profit

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Unit agrees to timely and validly file an election under Section 83(b) of the Code with respect to each such Profit Unit (unless otherwise agreed to by the Managers in advance of grant) and shall promptly provide the Company with a copy of such election. The Company shall include in the award agreement pursuant to which each award of Profit Units is granted the Distribution Threshold applicable to such Profit Units. For purposes of this Agreement, "**Distribution Threshold**" means, as of the date of determination and with respect to the relevant new Profit Units to be issued, the aggregate amount that would be distributed to the Members pursuant to Section 14 if, immediately prior to the issuance of the relevant new Profit Units, the Company sold all of its assets for fair market value and immediately liquidated, the Company's debts and liabilities were satisfied and the proceeds of the liquidation were allocated and distributed pursuant to Section 13. The Distribution Threshold may be increased to the extent determined in good faith by the Managers to be necessary to preserve the classification of the Profit Unit as a "profits interests" in the Company within the meaning of Revenue Procedure 93-27, or any successor Internal Revenue Service or Treasury Department regulation or other applicable pronouncement. Any Profit Units that have not vested pursuant to the terms of any associated award agreement are referred to as "*Restricted Profit Units*"; and any Profit Units that have vested pursuant to the terms of any associated award agreement are referred to as "*Unrestricted Profit Units*." Notwithstanding anything in this Agreement to the contrary, any repurchase rights of the Company or any other party with respect to any Profit Units, whether Restricted Profit Units or Unrestricted Profit Units, shall be as set forth expressly in the relevant award agreement.

Notwithstanding anything contained herein to the contrary, the number of Profit Units that the Company may issue when combined with any Restricted Profit Units and any Unrestricted Profit Units already issued and outstanding, shall not exceed 15% of the aggregate total Units outstanding on a as of the date of the proposed grant. The Company shall not issue Profit Units in excess of the authorized number without the written consent of the Managers and the Required Interest of the Members.

(b) <u>Voting</u>. Except as otherwise provided by this Agreement or as otherwise required by the Act or applicable law:

(i) Common Units and Preferred Units will be entitled to one vote per Unit on all matters upon which the Members have the right to vote under this Agreement.

(ii) Profit Units shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members, except as expressly required by the Act.

For the purposes of this Agreement, the term "*Required Interest*" shall mean the Members holding at least 51% of the Units entitled to vote.

(c) <u>Additional Units</u>. Following the issuance of additional Units, the Managers shall cause this Agreement, the books and records of the Company and **Schedule A** to reflect the Units issued, and any Members or additional Members holding such Units. Upon the execution of this Agreement or a counterpart of this Agreement, together with any other documents or

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instruments required by the Managers in connection therewith, and the making of the Capital Contribution (if any) specified to be made at such time, a Person shall be admitted to the Company as a Member of the Company. For purposes of this Agreement, a "***Person***" means an individual, partnership, joint venture, association, corporation, trust, estate, limited liability company, limited liability partnership, unincorporated entity of any kind, governmental entity, or any other legal entity.

(d) Future Investment; Second Location. If the Company, or the Managers determine to open any future locations doing business as "Better Apparel, Blue and Yellow Project or any other Company fictitious business name", the Company shall send notice to the Preferred Unit holders, which notice shall include the proposed terms of the offering. The Preferred Unit Holders shall have the first right to participate in the offering on a pro-rata basis in accordance with their relative percentage of Preferred Units, by notifying the Company within thirty (30) days. If the Preferred Unit holders do not purchase all of the interests, units or equity interests being offered, the interests being offered may be offered to other participating Preferred Unit holders and/or third parties on the terms as set forth in the notice to Preferred Unit holders.

8. Capital Contributions.

(a) Capital Contributions. In exchange for the issuance of the Units specified on **Schedule A**, the Members have agreed to contribute certain assets to the capital of the Company (each such contribution being a "***Capital Contribution***").

(b) Additional Capital Contributions and Loans. Except as provided in this Section 8(b), no Member shall be required to make loans or additional Capital Contributions to the Company. At such time or times as the Company requires additional capital to conduct the business of the Company, as determined by the Managers, the Managers may elect to borrow money from banks, other lending institutions, Members, affiliates of Members, or other third parties upon such terms and with such security as the Managers shall determine is reasonable and market for such loans. If a loan agreement is negotiated with a Member, the loan shall be evidenced by a promissory note payable by the Company in a form approved by the Managers. The loan shall be repaid by the Company to the Member, with unpaid interest, if any, according to the terms of the note. Such interest and repayment of the amounts so loaned are to be entitled to priority of payment over the Cash Available for Distributions to other Members with respect to their Units. Loans by any Member to the Company shall not be considered Capital Contributions to the Company.

9. Capital Accounts. The Company shall maintain for each Member a separate capital account ("***Capital Account***") in accordance with the rules prescribed pursuant to Section 704 of the Internal Revenue Code of 1986, as amended (the "***Code***"), and the Treasury Regulations (the "***Treasury Regulations***") promulgated thereunder, including but not limited to Treasury Regulations Section 1.704-1(b)(2)(iv). The provisions of this Agreement relating to the maintenance of Capital Accounts, procedures upon liquidation, and allocation of income, gains, deductions, and losses are designed to cause the overall allocations of items to have substantial economic effect and are intended to comply with, and to be interpreted and applied in a manner consistent with, the requirements of applicable Treasury Regulations, as may be amended from time to time. The Managers are authorized to modify the manner in which the Capital Accounts

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are maintained and items of income, gain, deductions, and losses are allocated if the Managers determine that such modification is required or prudent to comply with the Treasury Regulations and will not result in economic consequences inconsistent with the economic arrangement among the Members as set forth in this Agreement.

10. **Book Value**. "*Book Value*" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross fair market value of such Company asset as of the date of such contribution;

(b) immediately prior to the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross fair market value as of the date of such distribution;

(c) the Book Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers, as of the following times:

(1) the acquisition of an additional Units in the Company by a new or existing Member in consideration of a Capital Contribution of more than a de minimis amount;

(2) the distribution by the Company to a Member of more than a de minimis amount of property (other than cash) as consideration for all or a part of such Member's Units in the Company;

(3) the grant to a service provider of any Profit Units; and

(4) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g); provided, that adjustments pursuant to clauses (i), (ii) and (iii) above need not be made if the Managers reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(d) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e) if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing net income and net losses.

11. **No Interest**. Except as otherwise expressly provided in this Agreement, no interest shall be paid by the Company on Capital Contributions, balances in Member's Capital Accounts

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or any other funds contributed to the Company or distributed or distributable by the Company under this Agreement.

12. **No Withdrawal; Return of Contribution**. No Member shall have the right to withdraw any portion of such Member's Capital Account without the consent of the Managers. Except as required by the Act, no Member shall be personally liable to any other Member for the return of any Capital Contributions (or any additions thereto), it being agreed that any return of capital as may be made from time to time shall be made solely from the assets of the Company and only in accordance with the terms hereof.

13. **Allocations of Profits and Losses**.

(a) <u>Allocations of Profits and Losses</u>. Profits shall be allocated to any Member with a negative Capital Account (and in proportion between all of the Members with negative Capital Accounts) until that Member's Capital Account equals zero, then to Members in proportion to their respective rights to receive Cash Available for Distribution <u>provided, however</u>, that upon a liquidation of the Company or upon a sale of all or substantially all of the assets of the Company, items of income, loss, deductions and credits shall be allocated among the Members in a manner intended (to the maximum extent possible) to cause the Capital Account balances of the Members to be in proportion to the ownership of Units at such time. Losses shall be allocated to any Member with a positive Capital Account (and in proportion between all of the Members with positive Capital Accounts) until that Member's Capital Account equals zero, and then in proportion to their respective rights to receive Cash Available for Distribution, provided, however, that to the extent that with respect to any Member, any recourse debt is in excess of such Member's negative Capital Account, losses may be allocated to such Member up to the amount of the recourse debt to such Member.

(b) <u>Value of Contributions</u>. In accordance with Section 704(c) of the Code and the applicable Treasury Regulations thereunder, income, gain, loss, deduction, and tax depreciation with respect to any property which has a Book Value different from its adjusted basis as determined for federal income tax purposes shall, solely for income tax purposes (and without adjusting any Member's Capital Account therefor), be allocated among the Members so as to take into account any variation between the adjusted tax basis of such property to the Company and the Book Value of such property.

(c) <u>Special Allocations</u>. The following special allocations shall, except as otherwise provided, be made in the following order:

(i) Except as otherwise provided in Treasury Regulations Section 1.704-2(f), notwithstanding any other provision of this Section 13, if there is a net decrease in partnership minimum gain or partner nonrecourse debt minimum gain (within the meaning of Treasury Regulations Section 1.704-2) during any taxable period, items of income and gain for such taxable period (and, if necessary, subsequent taxable periods) shall be allocated among the Members in accordance with Treasury Regulations Section 1.704-2(d), 1.704-2(f), 1.704-2(g) and 1.704-2(i). The items to be so allocated, and the order in which such items must be allocated, shall be determined in accordance with Treasury Regulations Section 1.704-2(j)(2). This Section

13(c)(i) is intended to comply with the minimum gain chargeback requirements set forth in Treasury Regulations Section 1.704-2 and shall be interpreted consistently therewith.

(ii)   If any Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), then items of income and gain shall be specifically allocated to such Member in accordance with the requirements of Treasury Regulations Section 1.704-1(b)(2)(ii)(d). This Section 13(c)(ii) is intended to comply with the "qualified income offset" provision of the Regulation last cited and shall be interpreted consistently therewith.

(iii)   Nonrecourse deductions (within the meaning of Treasury Regulations Section 1.704-2(b)(1)) for any fiscal year or other period shall be allocated among the Members under Treasury Regulations Section 1.704-2(e) in accordance with the Members' respective Units.

(iv)   Any partner nonrecourse deduction (within the meaning of Treasury Regulations Section 1.704-2(i)) for any period shall be allocated to the Member that potentially bears an economic risk of loss with respect to the partner nonrecourse debt (within the meaning of Treasury Regulations Section 1.704-2(b)(4)) to which such partner nonrecourse deductions are attributable, all in accordance with the principles of Treasury Regulations Section 1.704-2(i)(1) and (2).

(d)   If any Membership Interest in the Company is transferred, or upon the admission or withdrawal of a Member, in accordance with the provisions of this Agreement, the income or loss attributable to such Membership Interest in the Company for such calendar year shall be divided and allocated ratably between the Members on a daily basis.

(e)   Any "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)(3)) shall be allocated among the Members in accordance with their respective Units.

(f)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain or loss and such gain or loss shall be specially allocated to the Members in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(m).

(g)   The terms and provisions of the Treasury Regulations promulgated under Section 704 of the Code are deemed incorporated herein by reference.

(h)   The parties intend that the foregoing tax allocation provisions of this Section 13 shall produce final Capital Account balances of the Members that will permit liquidating distributions that are made in accordance with Section 27(c) (after unpaid loans and interest thereon, including those owed to Members that have been paid) to conform to the distributions in accordance with Section 14 hereof. To the extent that the tax allocation provisions of this Section 13 and Section 26(c) would fail to produce final Capital Account balances (a) such provisions shall be amended by the Managers if and to the extent necessary to produce such result and (b) income

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and taxable loss of the Company for prior open years (or items of gross income and deduction of the Company for such years) shall be reallocated by the Managers among the Members to the extent it is not possible to achieve such result with allocations of items of income (including gross income) and deduction for the current year and future years, as approved by the Managers. The Managers shall have the power to amend this Agreement without the consent of the Members, as it reasonably considers advisable, to make the allocations and adjustments described in this Section 13(h).

14. **Distributions**.

(a) <u>Cash Available for Distributions</u>. Other than distributions pursuant to a liquidation of the Company in accordance with Sections 25 and 26, Cash Available for Distributions (which shall not include any net receipts from any financing transaction) shall be made as follows:

(i) First, fifty percent (50%) of Cash Available for Distribution shall be distributed pro-rata to the Preferred Unit holders, and fifty percent (50%) shall be distributed pro-rata to the Common and Profit Unit holders, until such time as the Preferred Unit holders have received aggregate distributions in an amount equal to one hundred and five percent (100%) of the Capital Contributions made by such Preferred Unit holders;

(ii) Thereafter, any Cash Available for Distribution shall be distributed to all Unit holder's based on each Members' Interest subject to Profit distribution rules pursuant to Section 14(b) below.

"*Cash Available for Distribution*" means, with respect to any fiscal period, all cash receipts of the Company during such fiscal period (other than contributions to Company capital or the proceeds of indebtedness used or to be used in the operation of the Company's business), less (a) all disbursements during such fiscal period as the Managers determines in their sole discretion are necessary for the conduct of the Company's business, (b) interest and principal of any indebtedness or liabilities of the Company, including, without limitation, loans from any Member, and (c) any reserves established by the Managers during such fiscal period for improvements, replacements, or repairs to Company properties or for anticipated Company expenses or debt repayments.

(b) <u>Profit Distribution Rules</u>. No Profit Unit shall be entitled to any distributions as part of a liquidation unless and until there shall have been distributed (after the issuance of such Profit Units) in the aggregate with respect to Units outstanding immediately prior to the time such Profit Unit was issued an amount of distributions (other than tax distributions) equal to the Distribution Threshold with respect to such Profit Unit; <u>provided</u>, that with respect to any distribution that would otherwise be made pursuant to this Section 14 in respect of a Restricted Profit Unit, the Company will reserve such distribution in respect of such Restricted Profit Unit and distribute such distribution either (x) to the holder of such Restricted Profit Unit at the time such Restricted Profit Unit becomes an Unrestricted Profit Unit or (y) to the other holders of Units (in accordance with this Agreement) at such time as such Restricted Profit Unit is forfeited or terminated prior to becoming an Unrestricted Profit Unit.

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(c)   Unlawful Distributions. Notwithstanding anything herein to the contrary, the Company shall not make an Unlawful Distribution of its assets to any Member. If any Member receives an Unlawful Distribution, the Member shall promptly, but in no event later than five (5) business days, after receipt of notice return the distribution to the Company. For purposes of this Section 14(c), any distribution of the Company's assets is an "*Unlawful Distribution*" if it is unlawful under the Act or, if after giving effect to the distribution:

(i) the aggregate value of the Company's total assets would be less than the sum of its total liabilities; or

(ii) the Company would not be able to pay its reasonably foreseeable obligations as they become due in the ordinary course of business.

15.   **Designation of Managers**.

(a)   The Managers. The number of Managers shall be two (2) (the "*Managers*") and shall be Ezra Berman and Chris Silverman. The number of Managers may be increased or decreased as set forth in Section 16(e)(i). Each Manager shall hold office until such Manager's dissolution, resignation, or removal. Thereafter, a Manager elected by the Members shall hold office until such Manager's dissolution, death, resignation, or removal.

(b)   Removal For Cause. Any Manager may be removed by the Members or the Company upon a finding of Cause. For the purposes of this Agreement, the term "*Cause*" shall exist upon a good faith finding of (i) an intentional act by the applicable Manager or Member (in the event such Member is employed or otherwise provides services to the Company), which injures the Company or its subsidiaries and affiliates, (ii) a willful or habitual neglect of duties by the applicable Manager or Member (in the event such Member is employed or otherwise provides services to the Company), which, to the extent capable of cure, is not remedied within 30 days of the written notice thereof, (iii) a material breach by the applicable Manager or Member (in the event such Member is employed or otherwise provides services to the Company) of the Company's policies, procedures, guidelines, or this Agreement, which, to the extent capable of cure, is not remedied within 30 days of the written notice thereof, (iv) taking any action requiring approval of the Members or the Manager of the Company, including those actions enumerated in this Agreement, without the appropriate consent or approval, or (v) the applicable Manager or Member (in the event such Member is employed or otherwise provides services to the Company) having engaged in the following forms of misconduct (including in such party's capacity as an officer with the Company): commission of a felony or a crime involving dishonesty, moral turpitude, or theft; misuse of the Company's (or the Company's subsidiary's) property or time; illegal gambling; discriminatory or harassing behavior (whether or not illegal under applicable law); willful misconduct; falsifying any document or making any false or materially misleading statement relating to the applicable party's service to the Company; or conviction or plea of guilty or *nolo contendere* to a crime involving illegal use of any controlled substance except for the use of marijuana in accordance with applicable state law.

(c)   Vacancies. Upon the removal, death, retirement, resignation, bankruptcy, court declaration of incompetence, or dissolution of a Manager, a new Manager may be appointed by the Members in accordance with Section 16(e)(i).

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(d)   Manner of Acting. In the event that more than two Managers are acting, the concurrence and joinder of at least a majority of Persons (as defined below) acting as Managers shall be required. At any time at which only two Managers are appointed, the unanimous consent of both Managers shall be required prior to a Manager power and discretion to any action, including but not limited to those in Section 16(a) below. Notwithstanding the foregoing, the Managers may adopt resolutions to govern their activities and the manner in which the Managers perform their duties to the Company, and nothing contained herein shall prohibit the Managers (if more than one) from unanimously agreeing, in writing, to allocate decision-making authority between themselves and agreeing that one of them, acting alone, may make certain decisions and execute certain documents on behalf of the Company as specified in such writing.

16.   **Management**.

(a)   Authority and Decisions. Except as otherwise provided herein, the business and affairs of the Company shall be directed and managed by the Managers. The Managers shall have the authority, power, and discretion to:

(i)   manage, maintain, control and otherwise provide for the day-to-day operation of the property of the Company.

(ii)   to manage, control, invest, reinvest, acquire or purchase, lease or otherwise sell, contract to purchase or sell, grant, obtain, or exercise options to purchase, options to sell or conversion rights, assign, transfer, convey, deliver, endorse, exchange, pledge, mortgage, abandon, improve, repair, maintain, insure, lease for any term and otherwise deal with any and all property of whatsoever kind and nature, and wheresoever situated, in furtherance of the purposes of the Company;

(iii)   to approve the admission of a new Member and/or issue additional Units to a new or current member;

(iv)   to employ, engage, contract with, or dismiss from employment or engagement persons to the extent deemed necessary by the Managers for the operation and management of the Company's business, including but not limited to consultants, accountants, attorneys, insurance brokers, and others;

(v)   to enter into contracts on behalf of the Company and to perform or cause to be performed by power of attorney or otherwise all of the Company's obligations provided the contract value is $250,000 or less;

(vi)   to conduct any and all banking transactions on behalf of the Company; to adjust and settle checking, savings, and other accounts which such institutions as the Managers shall deem appropriate; to draw, sign, execute, accept, endorse, guarantee, deliver, receive and pay any checks, drafts, bills of exchange, acceptances, notes, obligations, undertakings and other instruments for or relating to the payment, of money in, into, or from any account in the Company's name; to execute, procure, consent to and authorize extensions and renewals of the same; to make deposits and withdraw the same and to negotiate or discount commercial paper, acceptances, negotiable instruments, bills of exchange and dollar drafts;

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(vii) to take all reasonable measures necessary to insure compliance by the Company with applicable arrangements, and other contractual obligations and arrangements entered into by the Company from time to time in accordance with the provisions of this Agreement, including periodic reports as required to lenders and using all due diligence to insure that the Company is in compliance with its contractual obligations;

(viii) any action that is otherwise pre-approved by the Required Interest pursuant to Section 16(d) below;

(ix) to maintain the Company's books of account and records; and

(x) to prepare and deliver, or cause to be prepared and delivered by the Company's accountants, all financial and other reports with respect to the operations of the Company, and preparation and filing of all federal and state tax returns and reports.

(b) No Authority to Members. No Member shall have the power to act for or bind the Company all such power being vested exclusively in the Managers. Except as otherwise provided herein, to the extent the duties of the Managers require expenditures of funds to be paid to third parties, the Managers shall not have any obligations hereunder except to the extent that Company funds are reasonably available to them for the performance of such duties, and nothing herein contained shall be deemed to require the Managers, in their capacity as such, to expend individual funds for payment to third parties or to undertake any individual liability or obligation on behalf of the Company.

(c) Delegation to Officers. Any action that otherwise may be taken by the Managers may be taken by an officer of the Company to the extent authority for such action has been delegated to such officer by the Managers (either specifically or under a general delegation of authority).

(d) Services; Compensation; Expenses. No Member shall be required to perform services for the Company solely by virtue of being a Member. Notwithstanding the foregoing, a Member performing services for the Company on a full-time or part-time basis shall be entitled to reasonable compensation for such services in the form of guaranteed partner payments. Notwithstanding any guaranteed partner payment between a Manager the Company, the Members expressly agree that the Managers, shall be entitled to a management fee or other compensation for services provided to the Company, which shall initially be equal to five percent (5%) of the Company's gross revenue. Such compensation may be subject to increase from time to time, consistent with industry standards, and as approved by Section 16(e)(iii) below. The Manager, and any Member incurring expenses on behalf of the Company, shall be entitled to receive from the Company reimbursement of reasonable out-of-pocket expenses expended in the performance of the duties hereunder.

(e) Decisions Subject to Member Approval. Without limiting the generality of Section 16(a), the following actions shall require the consent or approval of the Members holding a Required Interest:

(i) to appoint a Manager or to increase or decrease the number of Managers;

(ii)   to remove a Manager with or without Cause;

(iii)   to determine or modify the compensation of a Manager;

(iv)   to dissolve the Company and to appoint a Liquidator (as defined below);

(v)   to amend the Articles of Organization or this Agreement (except as provided in Sections 28 and 13(h));

(vi)   the borrowing of any money by the Company or the granting of any lien, claim, encumbrance, or security interest by the Company with respect to any asset of the Company, as security for the debts and obligations of the Company or otherwise or the modification, extension, renewal, or prepayment in whole or in part of any borrowing;

(vii)   the entering into or amendment, modification, or termination of any contracts, agreements, or arrangements with a Manager or any affiliates of a Manager;

(viii)   to make arrangements for financing, including the taking of all actions deemed necessary or appropriate by the Members to cause any approved loans to be closed;

(ix)   the acquisition, by purchase, exchange, lease, or otherwise, of any real or personal property by the Company in excess of $250,000;

(x)   to sell, lease or otherwise dispose of all or substantially all of the property owned by the Company; and

(xi)   to merge or consolidate the Company with another entity or Person.

(f)   <u>Intellectual Property Rights</u>. Each Manager acknowledges and agrees that any and all intellectual property, including but not limited to patents, copyrights, trademarks, trade secrets, and other intellectual property rights (collectively referred to as "*Intellectual Property*"), created, developed, or produced by the Manager in the course of their duties and responsibilities as a Manager of the Company shall be the exclusive property of the Company. Each Manager hereby assigns, transfers, and conveys all rights, title, and interest in and to such Intellectual Property to the Company.

17.   <u>Officers</u>. Officers of the Company may be appointed from time to time by the Managers. No officer need be a Member. Any officers so designated shall have such authority and perform such duties as the Managers may, from time to time, delegate to them. The Managers may assign titles to particular officers and, unless the Managers decides otherwise, if the title is one commonly used for officers of a California corporation, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such officer by the Managers and subject to all standards of care and restrictions applicable to the officers of a California corporation under applicable law. Each officer shall hold office until their successor is duly designated and qualified or until their death or until they resign or are removed by the Managers with or without Cause. Any number of offices may be held by the same person.

18.   **Expenses**. Upon proper written substantiation and verification, a Manager (or any Member) shall be entitled to receive, out of Company funds available therefor, reimbursement of all amounts reasonably expended by it out of its own funds in payment of properly incurred Company obligations. Reimbursements pursuant to this section shall not be duplicative of payments under any other provision of this Agreement or any other agreement.

19.   **Company Meetings**.

        (a)   Company Meetings. No meetings of the Members shall be required to be held. Meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by a Managers or Members holding at least 20% percent of the outstanding Units entitled to vote. The affirmative vote of Members holding a Required Interest (inclusive of all Members entitled to vote on the subject matter, whether or not in attendance) shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act, by the Articles of Organization, or by this Agreement. Members may participate in any meeting by conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation by such means in such meeting shall constitute attendance and presence in person at such meeting. Unless otherwise agreed by the Members, the Managers shall preside over all meetings of the Members.

        (b)   Actions Without Meetings. Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Members holding a Required Interest. Every written consent shall bear the date of signature of each Member who signs the consent. A photographic, photostatic, facsimile, or similar reproduction of a writing actually signed and delivered by a Member shall be regarded as signed by the Member for purposes of this Section 19. Prompt notice of the taking of any action by Members without a meeting by less than unanimous written consent shall be given by the Company to those Members who did not consent in writing to the action; provided, however, that the Company shall not be prohibited from taking the action so approved pending or following the delivery of such notice.

20.   **Confidential Information; Injunctive Relief**.

        (a)   Confidential Information.

                (i)   The term "*Confidential Information*" shall mean certain information and materials related to and are unique to the Company, not already well known or reasonably discoverable upon research by a person outside of the Company, including trade secrets as defined by California law (whether in paper or electronic form, or contained in any of the Member's memory, or otherwise stored or recorded). Without limiting the generality of the foregoing, Confidential Information shall specifically include all information concerning (i) the marketing, distribution, and sales of the products and any and all services related thereto, including trade secrets, processes, technology, intellectual property, information relating to research and development, inventions, designs, formulas, configurations, engineering drawing, studies, plans, specifications, computer software, computer hardware, developed (in whole or in part) products, techniques, composition of materials, or applications for particular technologies; (ii) the manner

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and details of the Company's business operation, organization and management; financial information and/or documents and other printed, written or electronic material generated or used in connection with the business; (iii) the details of the Company's relationships with its distributors, contractors, customers, clients, and vendors; (iv) the nature of fees and charges made to the Company's customers and clients; (v) nonpublic forms, contracts and other documents used by the Company in its business; and (vi) all information concerning the Company's employees, agents and contractors, including, without limitation, such persons' compensation, benefits, skills, abilities, experience, knowledge and shortcomings, if any. Confidential Information shall not include information that is in the public domain through no wrongful act on the part of any Member.

(ii)   With respect to the foregoing restrictions, the Members each expressly acknowledge and agree that: (i) the Confidential Information is valuable, special, and unique to the Company; that it is not widely known; and that the Company's operation of its business depends on such Confidential Information; (ii) such Member will take, reasonable, and necessary steps to protect the Confidential Information and keep it confidential; and (iii) the restrictions are necessary to protect the Company's legitimate interests in the Confidential Information and customer goodwill, and that any violation thereof would result in irreparable injury to the Company.

(b)   <u>Injunctive Relief</u>. The Members agree that each are obligated under this Agreement to comply with covenants of a special character, thereby giving this Agreement unique value so that the violation by a Member of this Agreement, including without limitation Sections 20(a) could not reasonably or adequately be compensated in damages at law. Therefore, the Members agree that, in the event of any breach (or threatened breach) by a Member of any covenant or obligation contained in this Agreement, the Company will be entitled to injunctive relief (in addition to any other remedy that may be available to them, including monetary damages).

21.   <u>Standards of Care; Limitation of Liability</u>. In performing its duties hereunder, a Manager shall discharge its duties in good faith, with the care an ordinarily prudent person would exercise under similar circumstances and in a manner it reasonably believes to be in the best interests of the Company. A Manager shall be entitled to rely on information, opinions, reports, or statements of the following persons or groups unless it has knowledge concerning the matter in question that would cause such reliance to be unwarranted:

(a)   one or more employees or other agents of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented; and

(b)   any attorney, public accountant, or other person as to matters which the Manager reasonably believes to be within such person's professional or expert competence.

22.   <u>Exculpation and Indemnification</u>. No Member, Manager, or officer shall be liable to the Company, any other Members or any other person or entity who has a Membership Interest in the Company for any loss, damage, or claim incurred by reason of any act or omission performed or omitted by such Member, Manager, or officer in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such

Member, Manager, or officer by this Agreement, except that a Member, Manager, or officer shall be liable for any such loss, damage, or claim incurred by reason of such person's gross negligence or willful misconduct. To the full extent permitted by applicable law, a Member, Manager, or officer shall be entitled to indemnification from the Company for any loss, damage, or claim incurred by such Member, Manager, or officer in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such person by this Agreement, except that no Member, Manager, or officer shall be entitled to be indemnified in respect of any loss, damage, or claim incurred by such Member, Manager, or officer by reason of gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 22 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof.

23. **Restrictions on Transfers of Units**.

(a) **Restrictions on Transfers in General**. A Member shall not sell, assign, exchange, or otherwise Transfer for consideration (collectively, "*Sell*" or "*Sale*") or give or otherwise Transfer for no consideration (collectively, "*Give*" or "*Gift*"), or pledge any Units as collateral or place a lien or encumbrance (collectively, "*Encumbrance*") all or any part of the Member's Units except in accordance with the terms of this Agreement. A Sale, Gift or Encumbrance, including but not limited to a Sale, Encumbrance or Gift by operation of law, of Units collectively may be referred to as a "*Transfer*" under this Agreement. Each Member hereby acknowledges the reasonableness of the restrictions on the Transfer of Units imposed by this Agreement in view of the Company's purposes and the relationship of the Members. Accordingly, the restrictions on Transfer contained herein shall be specifically enforceable. Any Transfer or attempted Transfer of all or any portion of Units in violation of this Section 23 shall be null and void and of no effect whatsoever, and the Company shall not recognize such Transfer or attempted Transfer. There are no permitted Gifts under this Section 23. Notwithstanding the foregoing, a Member may Transfer their Units without consent to a Permitted Trust. A "*Permitted Trust*" means a trust, for estate planning purposes, of which the Member is trustor/trustee, and lifetime beneficiary.

(b) **Right of First Refusal.**

(i) **Offered Units**. Subject to the terms and conditions specified in this Section 23(b), the Company and each Common Unit holder and Preferred Unit holder shall have a right of first refusal if any other Member (the "*Offering Member*") receives a bona fide offer that the Offering Member desires to accept to Transfer all or any portion of such Offering Member's Units (the "*Offered Units*"). Each time the Offering Member receives an offer for a Transfer of all or any portion of his, her, or its Units, the Offering Member shall first make an offering of the Offered Units to the Company, and then, if the Company chooses to not purchase all of the Offered Units, the other Common Unit holders and Preferred Unit holders (collectively, the "*ROFR Rightholders*"), in accordance with the following provisions of this Section 23(b), prior to transferring such Offered Units (other than Transfers that (i) are permitted by under this Agreement, or (ii) are proposed to be made by a Dragging Member or required to be made by a Drag-Along Member. For avoidance of doubt, no Profit Unit holder shall have any right of first refusal on the Offered Units.

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(ii) <u>Offer Notice</u>. The Offering Member shall, within five (5) business days of receipt of the Transfer offer, give written notice (the "***Offering Member Notice***") to the Company and the ROFR Rightholders stating that he, she, or it has received a bona fide offer for a Transfer of such Offering Member's Units and specifying: (A) the amount of Offered Units to be transferred by the Offering Member; (B) the name of the Person who has offered to purchase such Offered Units (including, to the extent known by the Offering Member after using commercially reasonable efforts to obtain such information, all parties that, directly or indirectly, hold interests in such Person, unless such Person is a publicly traded company); (C) the purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and (D) the proposed date, time, and location of the closing of the Transfer, which shall not be less than sixty (60) days from the date of the Offering Member Notice. The Offering Member Notice shall constitute the Offering Member's offer to Transfer the Offered Units to the Company and ROFR Rightholders, which offer shall be irrevocable until the end of the ROFR Notice Period. By delivering the Offering Member Notice, the Offering Member represents and warrants to the Company and each ROFR Rightholder that: (A) the Offering Member has full right, title, and interest in and to the Offered Units; (B) the Offering Member has all necessary power and authority and has taken all necessary action to sell such Offered Units as contemplated by this Section 23(b); and (C) the Offered Units are (or will be) free and clear of any and all Liens other than those arising as a result of or under the terms of this Agreement.

(iii) <u>Exercise of the Rights of First Refusal</u>. The Offering Member shall first offer to sell the Offered Units described in the Offering Member Notice to the Company (the "***Company Outside Offer***") by delivering to the Company a copy of the Offering Member Notice and a written offer to sell to the Company all of such Offered Units on the terms contained in the Offering Member Notice. The Company shall have the right to determine whether to purchase any or all Offered Units available for purchase by delivering written notice of the number of Offered Units to be purchased to the Offering Member and ROFR Rightholders within twenty (20) days after receipt of the Company Outside Offer. If the Offering Member is also a Manager, he or she will not vote on the matter but for purposes of establishing a quorum, such Offering Member shall attend any meeting of the Managers at which such matter is considered. If, within ten (10)\ days after receipt by the Company of the Offering Member Notice from the Offering Member, the Company does not elect to purchase all of such Offered Units, then the Offering Member shall offer to sell the Offered Units not chosen for purchase by the Company (the "***Remaining Offered Units***") to ROFR Rightholders pro-rata according to each Member's Units. Upon receipt of the Offering Member Notice and notice that the Company has elected to not purchased all the Offered Units, each ROFR Rightholder shall have ten (10) business days (the "***ROFR Notice Period***") to elect to purchase the Remaining Offered Units pro-rata in according to each Member's Units, by delivering a written notice (a "***ROFR Offer Notice")*** to the Offering Member and the Company stating that such ROFR Rightholder offers to purchase such Remaining Offered Units on the terms specified in the Offering Member Notice. Any ROFR Offer Notice shall be binding upon delivery and irrevocable by the applicable ROFR Rightholder. In the event that the ROFR Rightholders fail to fully exercise the right of first refusal within such 10-day period, the Offering Member will promptly notify those ROFR Rightholders fully exercising their rights of first refusal (the "***Purchasing Members***"), in writing, of the availability of additional Remaining Offered Units (a "***Company Undersubscription Notice***"). Each Purchasing Member shall, subject to the provisions of this Section 23(b), have an additional option to purchase all or any part of the balance of any

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such outstanding unsubscribed Remaining Offered Units. To exercise such option, a Purchasing Member must deliver a written notice to the Offering Member and the Company within ten (10) days after the date of delivery of the Company Undersubscription Notice. In the event there are two or more such Purchasing Members that choose to exercise the last-mentioned option for a total number of unsubscribed Remaining Offered Units in excess of the number available, the unsubscribed Remaining Offer Units available for purchase under this Section 23(b) shall be allocated to such Purchasing Member pro-rata based on the number of Remaining Offered Units such Purchasing Member has elected to purchase pursuant to this secondary refusal right. If the options to purchase the unsubscribed Remaining Offered Units are exercised in full by the Purchasing Members, the Company shall immediately notify all the Purchasing Members and the Offering Member of that fact. Each ROFR Rightholder who does not deliver a ROFR Offer Notice during the ROFR Notice Period shall be deemed to have waived all of such ROFR Rightholder's rights to purchase the Offered Units under this Section 23(b), and the Offering Member shall thereafter, subject to the rights of any Purchasing Member and the provisions of Section 23, be free to sell the Offered Units to the purchaser stated in the Offering Member Notice without any further obligation to such ROFR Rightholder.

(iv)   <u>Consummation of Sale</u>. If the Company and ROFR Rightholders do not elect to purchase all the Offered Units pursuant to this Section 23(b), then, provided the Offering Member has also complied with the provisions of this Agreement, to the extent applicable, the Offering Member may, during the sixty (60)-day period immediately following the expiration of the ROFR Notice Period, Transfer the Offered Units not purchased by the Company or ROFR Rightholders to the purchaser stated in the Offering Member Notice on terms and conditions no more favorable to the purchaser than those set forth in the Offering Member Notice. Any Offered Units not Transferred within such time period following expiration of the ROFR Notice Period will be subject to the provisions of this Section 23(b) upon subsequent Transfer.

(v)   <u>Cooperation</u>. Each Purchasing Member and the Offering Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 23(b), including entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate to effectuate such sale and purchase.

(vi)   <u>Closing</u>. At the closing of any sale and purchase pursuant to this Section 23(b), the Offering Member shall deliver to the Company or Purchasing Member(s), as applicable, a certificate or certificates representing the Offered Units to be sold (if certificated), accompanied by evidence of Transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefore from the Company or such Purchasing Member(s), as applicable, by certified or official bank check or by wire transfer of immediately available funds.

(c)   <u>Drag-Along Right</u>.

(i)   The terms of Section 23(a) notwithstanding, in the event one or more Members collectively holding a Required Interest (the "***Dragging Members***," and each a "***Dragging Member***" receives or otherwise approves a bona-fide written offer to enter into a Qualified Transaction, at his, her, its, or their sole discretion, the Dragging Members may require all of the other Members (each, a "***Drag-Along Member***") to sell all of their Units in such Qualified

Transaction. For purpose of this Agreement, a "**_Qualified Transaction_**" means a single transaction or series of transactions whereby one or more persons not affiliated with the Company or the Members offers (A) to purchase all of the Units of the Company, or (B) to effectuate the acquisition of the Company by one or more entities via a merger, consolidation, or other form of reorganization or combination as a result of which the Members immediately after such acquisition, as a group, will own less than 50% of the equity and/or voting interests of the resulting entity after the acquisition.

(ii) The Dragging Members shall provide each Drag-Along Member notice of the material terms and conditions of such proposed Sale (the "**_Drag-Along Notice_**") not later than 10 business days prior to the closing of the proposed Qualified Transaction. The Drag-Along Notice shall contain a copy of any all documents constituting the agreement to Sell (which documents need only be in substantially final form) and, to the extent not set forth in the accompanying documents, the price offered for the Units, all information reasonably available to the Dragging Members regarding the proposed purchaser, all other material terms and conditions of the proposed Qualified Transaction and, in the case of a proposed Qualified Transaction in which the consideration payable for the Units consists in whole or in part of consideration as is reasonably available to the Dragging Members. Each Drag-Along Member shall be required to participate in the Qualified Transaction on the terms and conditions set forth in the Drag-Along Notice and this Section 23(c).

(iii) Within 5 business days following receipt of the Drag-Along Notice (the "**_Drag-Along Notice Period_**"), each Drag-Along Member must deliver to the Dragging Members (A) wire transfer instructions for payment of the purchase price of the Units to be sold in such Qualified Transaction; (B) a limited power-of-authority authorizing the Dragging Members to Transfer such Units on the terms set forth in the Drag-Long Notice; and (C) all other documents required to be executed in connection with such Qualified Transaction. If any Drag-Along Member fails to deliver any such documents, the Managers shall cause the books and records of the Company to show that such Drag-Along Member is bound by the provisions of this Section 23(c) and that the Units of such Drag-Along Member shall be Transferred to the proposed purchaser immediately upon delivery of the purchase price by the purchaser in such Qualified Transaction.

24. **Dissociation; Buy-Sell**

(a) Dissociation in General. A Member shall become a "**_Dissociated Holder_**" to the extent such Member's Units become the subject of a Dissociation Event. A Dissociation Event shall be upon the happening of any of the following events (the "**_Dissociation Event_**"):

(i) a Member commits a criminal or intentionally wrongful act that negatively affects the Company;

(ii) a material breach of this Agreement, which is not cured within ten (10) business days of the breach;

(iii) the removal of a Manager for Cause;

(iv) the termination of a Profit Unit holders service relationship for Cause with the Company under the terms of a written member service agreement;

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(v)   the termination of a Profit Unit holders service relationship for reasons other than for Cause with the Company under the terms of a written member service agreement;

(vi)   in the case of a Member who is a natural person, the death of the Member or the entry of an order by a court of competent jurisdiction adjudicating the Member incompetent to manage the Member's person or property;

(vii)   in the case of a Member who is not a natural person, the dissolution or termination of such Member;

(viii)   a Transfer of any or all of a Units due to foreclosure even if the pledge or encumbrance of all or any portion of any of the Units as security for repayment of a liability has been previously approved;

(ix)   the bankruptcy of a Member; or

(x)   any judicial order to convey all or any portion of the Units as a result of judicial order or legal process.

(b)   <u>Repurchase Rights</u>. Upon a Dissociation Event, the Company, and the ROFR Rightholders other than the Dissociated Holder (the "***Non-Dissociated Members***"), and each of them, have the option to purchase the Dissociated Holder's Units subject to the Dissociation Event (the "***Dissociation Offered Units***") on the terms and conditions as provided in this Section 24 for a period of 360 days following the date of the determination of the Agreed Value (as defined below) of the Dissociation Offered Units (the "***Dissociation Option Period***"). The purchase option shall be exercised by written notice to the Dissociated Holder given within such Dissociation Option Period as set forth herein. The Company may exercise its purchase option during the first 180 days of the Dissociation Option Period. If the Company fails to exercise its purchase option as to all the Dissociation Offered Units, then each Non-Dissociated Member shall have the option to purchase the remaining portion of the Dissociation Offered Units by notifying the Dissociated Holder and the Company in writing whether such Non-Dissociated Member exercises such Non-Dissociated Member's option to purchase the remaining portion of the Dissociation Offered Units and the percentage of the remaining portion of the Dissociation Offered Units such Non-Dissociated Member agrees to purchase. If the Non-Dissociated Members oversubscribe for the remaining portion of the Dissociation Offered Units, then the allocation provisions of Section 24 shall be applicable.

(c)   <u>Purchase Price</u>. The purchase price of the Dissociated Offered Units shall be determined as follows:

(i)   If the option to purchase is triggered by a Dissociation Event described in Section 24(a)(v), 24(a)(vi), 24(a)(vii), 24(a)(viii), 24(a)(ix) or 24(a)(x), then the purchase price for the Dissociation Offered Units to be purchased shall be the Agreed Value of the Dissociated Holder's Units.

(ii)   If the option to purchase is triggered by any reason other than a Dissociation Event described in Section 24(a)(i), 24(a)(ii), 24(a)(iii) or 24(a)(iv), then the purchase

price shall be 50% of the Agreed Value of the Dissociated Holder's Units. In addition, the Dissociated Holder shall pay to the Company, as liquidated damages, any and all costs and expenses incurred by the Company or the Non-Dissociated Members as a result of the Dissociation of the Member, including but not limited to attorneys fees and those costs and expenses associated with or incurred in connection with any challenge to the enforceability or application of this Section 24(c)(ii), but excluding those costs and expenses described in the definition of Agreed Value.

(iii) For the purposes of this Agreement, the term "*Agreed Value*" means the fair market value of the Dissociated Holder's Units in the Company as determined by mutual agreement between the Dissociated Holder and the Option Holder (as defined below). If the parties are unable to agree upon the fair market value of the Dissociated Holder's Units in the Company within 60 days of the date of the Dissociation Event, then the Agreed Value shall mean the fair market value of the Dissociated Holder's Units in the Company as a Member immediately prior to the Dissociation Event as determined by appraisal of the Dissociated Holder's Units in the Company as set forth below.

(A) The Dissociated Holder and the Company or Non-Dissociated Members, collectively (such option holder or option holders collectively referred to in this definition of Agreed Value as the "*Option Holder*") shall agree to appoint, within 90 days of the date of exercise of the purchase rights set forth in Section 24(c), at the shared expense (i.e., one-half each) of the Dissociated Holder and the Option Holder(s) exercising the purchase right, a qualified appraiser (the "*Qualified Appraiser*"), who shall be a professional appraiser or certified public accountant qualified by experience and ability to appraise the interests of a partner of a limited partnership, the Membership Interests of a limited liability company and the shares of the capital stock of a closely-held corporation. If only one Qualified Appraiser is appointed, that appraiser's written opinion on the fair market value of the Dissociated Holder's Units in the Company shall be conclusive and binding on both the Dissociated Holder and the Option Holder.

(B) If the Dissociated Holder and the Option Holder cannot agree among themselves within the 90-day period the appointment of the Qualified Appraiser, the Dissociated Holder, at such Dissociated Holder's sole expense, shall appoint a Qualified Appraiser, and the Option Holder shall, at such Option Holder's sole expense, appoint a Qualified Appraiser within 120 days of the Dissolution Event. If only one of the parties appoints a Qualified Appraiser within the 120-day period, that appraiser's written opinion on the fair market value of the Dissociated Holder's Units in the Company shall be conclusive and binding on both the Dissociated Holder and the Option Holder. If the Disassociated Member and the Option Holder each appoint a Qualified Appraiser, and if both Qualified Appraisers agree on the fair market value of the Company, their opinion, which shall be submitted in writing, shall be conclusive and binding on both the Dissociated Holder and the Option Holder.

(C) If the two Qualified Appraisers disagree on the fair market value of the Company by less than 10% of the lesser appraisal, the fair market value of the Company shall be equal to the average of the two appraisals, and such value shall be conclusive and binding on the Dissociated Holder and the Option Holder. If the two Qualified Appraisers disagree on the fair market value of the Company by more than 10% of the lesser appraisal, they shall appoint a third Qualified Appraiser mutually acceptable to them. If the two Qualified

Appraisers cannot mutually agree on the appointment of a third Qualified Appraiser within twenty days of the date of the earliest written appraisal, the third Qualified Appraiser shall be chosen by the chief judge of judicial district of the State of California where the principal offices of the Company are then located. The fees and expenses of the third Qualified Appraiser shall be divided equally between the Dissociated Holder and the Option Holder. The written appraisal of such third Qualified Appraiser shall be conclusive and binding on both the Dissociated Holder and the Option Holder; provided, however, that if such third appraisal is outside the range of the first two appraisals, the third appraisal shall be deemed to be equal to the higher or lower of the first two appraisals, as applicable.

(d)   Procedures in the Event of Oversubscription. If the Non-Dissociated Members oversubscribe for the Dissociation Offered Units, then each subscribing Non-Dissociated Member shall be entitled to purchase a fraction of the Dissociation Offered Units, the numerator of which is the Units then held by each subscribing Non-Dissociated Member, and the denominator of which is the Units then held by all the subscribing Non-Dissociated Members; provided, however, that no subscribing Non-Dissociated Member shall be allocated more of the Dissociation Offered Units than the maximum amount such subscribing Non-Dissociated Member indicated in such Non-Dissociated Member's notice to purchase, and any Dissociation Offered Units which would otherwise be allocated to such subscribing Non-Dissociated Member will be allocated among the other subscribing Non-Dissociated Member in accordance with this sentence. Nothing contained herein shall prevent any two or more subscribing Non-Dissociated Members from agreeing on an alternative allotment among themselves at any time prior to purchase and so advising the Dissociated Member and the Company, provided that such subscribing Non-Dissociated Members in a group purchase all the Dissociation Offered Units allocated to them.

(e)   Payment terms of Purchase Price. The purchase price for the Dissociation Offered Units shall be paid in cash, or certified check, or at the option of the Option Holder purchasing the Dissociation Offered Units (each a "**Purchaser**"), twenty percent (20%) of the purchase price may be paid on the respective closing date with the remaining balance to be paid in four equal annual installments of principal and interest. This installment obligation shall be evidenced by a promissory note containing an interest rate equal to the prime rate published by The Wall Street Journal (New York edition), as of the closing date plus 1%, calculated annually. The promissory note shall provide that the maker shall have the privilege at any time to prepay without penalty all or any part of the balance due on the Note with interest to the date of prepayment. The promissory note shall be secured by a pledge of the Dissociation Offered Units being purchased pursuant to such promissory note. Each Purchaser shall be liable and obligated only for the purchase of and payment for such respective Purchaser's share of the Dissociation Offered Units and shall not be jointly and severally liable with any other Purchaser. The foregoing provisions shall not prevent any Purchaser and the Dissociated Holder from agreeing on alternative terms of payment. Upon final payment of the purchase price, the Dissociated Holder shall deliver to each Purchaser documents that evidence the Transfer of the Dissociation Offered Units, free and clear of all claims, equities, liens, charges, and encumbrances.

25.   Dissolution. The Company shall dissolve, and its affairs shall be wound up upon the earliest to occur of the following:

(a)   the written consent by the Members pursuant to Section 16(e)(iv);

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(b)   the sale of all or substantially all of the assets of the Company; provided, however, that if the Company receives any deferred or noncash consideration in conjunction with such sale, the Company shall not be dissolved hereunder until the Managers determine that the continued existence of the Company is no longer necessary to collect or hold such deferred or noncash consideration; and

(c)   the entry of a decree of judicial dissolution of the Company under the Act.

26.   **Liquidation Upon Dissolution**.

(a)   Liquidator. Upon the dissolution of the Company, sole and plenary authority to effectuate the liquidation of the assets of the Company shall be vested in the Managers and, in the event of the resignation, dissolution, liquidation, or bankruptcy of the Manager, in a liquidator to be appointed pursuant to Section 16(e)(iv), (the "*Liquidator*"). The Liquidator shall have full power and authority to sell, assign and encumber any and all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)   Value of Assets. The Liquidator shall determine, in its sole discretion, the fair market value of all assets of the Company as at the date of distribution of such assets and the profits and losses resulting from such distribution shall be allocated in accordance with Section 13.

(c)   Distribution of Proceeds of Liquidation. The proceeds of liquidation of the assets of the Company distributable upon a dissolution and winding up of the Company shall be applied in the following order of priority:

(i)   first, to the creditors of the Company, including creditors who are Members, in the order of priority provided by law, in satisfaction of all liabilities and obligations of the Company (of any nature whatsoever, including, without limitation, fixed or contingent, matured or un-matured, legal or equitable, secured or unsecured), whether by payment or the making of reasonable provision for payment thereof; and

(ii)   thereafter, to the Members in accordance with Section 14, subject to the rights of Profit Unit Holders as set forth in Section 7(a)(ii) and Section 14(b).

(d)   Any distributions to the Members in respect of such liquidation shall be made in accordance with the time requirements set forth in Section 1.704-1(b)(2)(ii)(b)(2) of the Treasury Regulations. If the Capital Account of any Member has a deficit balance after such distributions (after giving effect to all contributions, distributions and allocations for all taxable years) such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit and such deficit shall not be considered a debt owed to the Company or to any other person or entity.

27.   **Tax Matters**.

(a)   Filings. The Managers shall, on behalf of the Company, arrange, supervise and oversee the preparation and timely filing of all returns of Company income, gain, deductions, losses, credits and other items necessary for federal, state, local, and foreign income tax purposes

and shall use all reasonable efforts to furnish to the Members, within 90 days after the close of the taxable year, the tax information reasonably required for federal, state, local and foreign income tax reporting purposes. The taxable year of the Company shall be the calendar year unless another year is required by the Code (the "*Company Year*").

(b)   Elections.   The Managers shall make all tax elections on behalf of the Company; provided, however, that if a distribution of Company property as described in Section 734 of the Code occurs or if a transfer of Units as described in Section 743 occurs, on the written request of any Member, the Company shall make an election pursuant to Section 754 of the Code to adjust the basis of Company properties.

(c)   Partnership Representative.

(i)   Appointment.   The Members hereby delegate the Ezra Berman the authority to appoint the "partnership representative" (the "*Partnership Representative*") as provided in Code Section 6223(a) (as amended by the Bipartisan Budget Act of 2015 ("*BBA*")). The Partnership Representative may resign at any time if there is another Member to act as the Partnership Representative.

(ii)   Tax Examinations and Audits.   The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority (each a "*Taxing Authority*"), including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Member agrees that such Member will not independently act with respect to tax audits or tax litigation of the Company, unless previously authorized to do so in writing by the Partnership Representative, which authorization may be withheld by the Partnership Representative in its sole and absolute discretion. The Partnership Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority. The Company and its Members shall be bound by the actions taken by the Partnership Representative.

(iii)   BBA Elections and Procedures.   In the event of an audit of the Company that is subject to the partnership audit procedures enacted under Section 1101 of the BBA (the "*BBA Procedures*"), the Partnership Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Partnership Representative or the Company under the BBA Procedures (including any election under Code Section 6226 as amended by the BBA). If an election under Code Section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b) (as amended by the BBA).

(iv)   Tax Returns and Tax Deficiencies.   Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with

respect to such taxes and any taxes imposed pursuant to Code Section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member by the Company, and such Member shall be liable to the Company for all of its costs, expenses, and fees (including attorneys' and accountants' fees) incurred in connection therewith.

(v)   Income Tax Elections. Except as otherwise provided herein, the Partnership Representative shall have sole discretion to make any determination regarding income tax elections it deems advisable on behalf of the Company; provided, that the Partnership Representative will make an election under Code Section 754, if requested in writing by another Member.

28.   Amendment. This Agreement may be amended only upon the written approval of the Members in accordance with Section 16(e)(v), except the Managers shall have the authority to amend **Schedule A** as necessary to reflect the identity of holders of the Units and new Members without the consent of the Members.

29.   Miscellaneous.

(a)   Severability. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability, or illegality shall not impair the operation of or affect those portions of this Agreement, which are valid, enforceable, and legal.

(b)   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by facsimile or email (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail (in each case, return receipt requested, postage pre-paid). Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 29(b).):

If to the Company:

2251 47th Ave. San Francisco, CA 94116

If to the Member, at the address, facsimile, and/or email listed on the Agreement's signature page, which may be modified upon supply a Manager with written notice.

(c)   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, Docusign,

Dropbox Sign, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original copy of this Agreement.

(d) <u>Entire Agreement</u>. This Agreement and all schedules and exhibits hereto constitute the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior understandings or agreements between the parties.

(e) <u>Successors</u>. This Agreement shall extend to and be binding upon the parties hereto and their transferees, heirs, successors, assigns, and legal representatives.

(f) <u>Governing Law</u>. This Agreement and all related documents including all exhibits attached hereto, and all matters arising out of or relating to this Agreement, are governed by, and construed in accordance with, the laws of the State of California, without regard to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of California.

(g) <u>Each Member Represented by Counsel</u>. The Members acknowledge that Company's counsel, Archetype Legal PC ("**Archetype**") prepared this Agreement on behalf of, and in the course of its representation of the Company and not any Member. The Members represent and acknowledge the following:

(i) The Members have been advised by Archetype that a conflict exists among their individual Membership Interests as Members of a limited liability company.

(ii) That Archetype has advised the Members to seek the advice of independent counsel and that they have had the opportunity to do so.

(iii) That Archetype has advised that there may be tax and legal consequences to this Agreement and that Archetype has not advised as to the tax and/or legal consequences to the Members individual Membership Interest with respect to this Agreement and the transactions referenced herein.

[The remainder of this page is intentionally left blank. Signature page follows.]

25

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement.

MEMBER:



Name: Jennifer Kelley

Address: ▨▨▨▨▨▨▨▨▨▨▨
▨▨▨▨▨▨

SPOUSAL CONSENT

I, the undersigned, am the spouse of a Member who is a party to the foregoing Agreement. I have read the Agreement, I understand its contents, and I expressly acknowledge that the Agreement contains provisions by which my spouse grants the Company and the other Members the right to purchase his or her Units, including my community interest, if any, in that Units. I accept and agree to the foregoing provision and consent to such a sale, should it occur. I agree that any interest I may have in the Units of my spouse is subject to the provisions of the Agreement including, without limitation, the provision cited above, and I shall take no action to hinder or delay the operation of the Agreement with regard to the Units or my interest in the Units.

Name: _____
Spouse's Name:

[Member Signature Page to Better Apparel LLC First Amended and Restated Operating Agreement]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement.


MEMBER:

Michael Seville


Name: Michael Seville

Address: ████████████
████████


SPOUSAL CONSENT


I, the undersigned, am the spouse of a Member who is a party to the foregoing Agreement. I have read the Agreement, I understand its contents, and I expressly acknowledge that the Agreement contains provisions by which my spouse grants the Company and the other Members the right to purchase his or her Units, including my community interest, if any, in that Units. I accept and agree to the foregoing provision and consent to such a sale, should it occur. I agree that any interest I may have in the Units of my spouse is subject to the provisions of the Agreement including, without limitation, the provision cited above, and I shall take no action to hinder or delay the operation of the Agreement with regard to the Units or my interest in the Units.

Name: _____

Spouse's Name:

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement.


MEMBER:


Name: Misty Locke

Address: ▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓
▓▓▓▓▓▓▓▓▓▓▓▓


SPOUSAL CONSENT


I, the undersigned, am the spouse of a Member who is a party to the foregoing Agreement. I have read the Agreement, I understand its contents, and I expressly acknowledge that the Agreement contains provisions by which my spouse grants the Company and the other Members the right to purchase his or her Units, including my community interest, if any, in that Units. I accept and agree to the foregoing provision and consent to such a sale, should it occur. I agree that any interest I may have in the Units of my spouse is subject to the provisions of the Agreement including, without limitation, the provision cited above, and I shall take no action to hinder or delay the operation of the Agreement with regard to the Units or my interest in the Units.

Name:
Spouse's Name:

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement.

MEMBER:

Jordan Roberts

_____

Name: Jordan Roberts

Address: ████████████

████████████

SPOUSAL CONSENT

I, the undersigned, am the spouse of a Member who is a party to the foregoing Agreement. I have read the Agreement, I understand its contents, and I expressly acknowledge that the Agreement contains provisions by which my spouse grants the Company and the other Members the right to purchase his or her Units, including my community interest, if any, in that Units. I accept and agree to the foregoing provision and consent to such a sale, should it occur. I agree that any interest I may have in the Units of my spouse is subject to the provisions of the Agreement including, without limitation, the provision cited above, and I shall take no action to hinder or delay the operation of the Agreement with regard to the Units or my interest in the Units.

_____

Name:
Spouse's Name:

[Member Signature Page to Better Apparel LLC First Amended and Restated Operating Agreement]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement.


MEMBER:


Name: David Levine

Address: ████████████

████████████


SPOUSAL CONSENT


I, the undersigned, am the spouse of a Member who is a party to the foregoing Agreement. I have read the Agreement, I understand its contents, and I expressly acknowledge that the Agreement contains provisions by which my spouse grants the Company and the other Members the right to purchase his or her Units, including my community interest, if any, in that Units. I accept and agree to the foregoing provision and consent to such a sale, should it occur. I agree that any interest I may have in the Units of my spouse is subject to the provisions of the Agreement including, without limitation, the provision cited above, and I shall take no action to hinder or delay the operation of the Agreement with regard to the Units or my interest in the Units.

Name:
Spouse's Name:

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement.


MEMBER:


Name: Josh Leslie

Address: ▨▨▨▨▨
▨▨▨▨▨▨


SPOUSAL CONSENT


I, the undersigned, am the spouse of a Member who is a party to the foregoing Agreement. I have read the Agreement, I understand its contents, and I expressly acknowledge that the Agreement contains provisions by which my spouse grants the Company and the other Members the right to purchase his or her Units, including my community interest, if any, in that Units. I accept and agree to the foregoing provision and consent to such a sale, should it occur. I agree that any interest I may have in the Units of my spouse is subject to the provisions of the Agreement including, without limitation, the provision cited above, and I shall take no action to hinder or delay the operation of the Agreement with regard to the Units or my interest in the Units.

Name:
Spouse's Name:

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement.

MEMBER:

Name: Ezra Berman

Address: ▩▩▩▩▩

▩▩▩▩

SPOUSAL CONSENT

I, the undersigned, am the spouse of a Member who is a party to the foregoing Agreement. I have read the Agreement, I understand its contents, and I expressly acknowledge that the Agreement contains provisions by which my spouse grants the Company and the other Members the right to purchase his or her Units, including my community interest, if any, in that Units. I accept and agree to the foregoing provision and consent to such a sale, should it occur. I agree that any interest I may have in the Units of my spouse is subject to the provisions of the Agreement including, without limitation, the provision cited above, and I shall take no action to hinder or delay the operation of the Agreement with regard to the Units or my interest in the Units.

Name: _____
Spouse's Name:

[Member Signature Page to Better Apparel LLC First Amended and Restated Operating Agreement]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement.

MEMBER:

Name: Christopher Silverman

Address: ▨▨▨▨▨

▨▨▨▨▨

SPOUSAL CONSENT

I, the undersigned, am the spouse of a Member who is a party to the foregoing Agreement. I have read the Agreement, I understand its contents, and I expressly acknowledge that the Agreement contains provisions by which my spouse grants the Company and the other Members the right to purchase his or her Units, including my community interest, if any, in that Units. I accept and agree to the foregoing provision and consent to such a sale, should it occur. I agree that any interest I may have in the Units of my spouse is subject to the provisions of the Agreement including, without limitation, the provision cited above, and I shall take no action to hinder or delay the operation of the Agreement with regard to the Units or my interest in the Units.

Name:
Spouse's Name:

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement.

MEMBER:

Thomas P. Seville

Name: Thomas P. Seville

Address: ◻◻◻◻◻◻◻◻◻◻

SPOUSAL CONSENT

I, the undersigned, am the spouse of a Member who is a party to the foregoing Agreement. I have read the Agreement, I understand its contents, and I expressly acknowledge that the Agreement contains provisions by which my spouse grants the Company and the other Members the right to purchase his or her Units, including my community interest, if any, in that Units. I accept and agree to the foregoing provision and consent to such a sale, should it occur. I agree that any interest I may have in the Units of my spouse is subject to the provisions of the Agreement including, without limitation, the provision cited above, and I shall take no action to hinder or delay the operation of the Agreement with regard to the Units or my interest in the Units.

Peggy Seville

Name: Peggy Seville

Spouse's Name: Tom Seville

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement.


MEMBER:


Name: Ronnie Hart

Address: ▨▨▨▨▨▨▨▨▨▨▨▨▨▨


SPOUSAL CONSENT


I, the undersigned, am the spouse of a Member who is a party to the foregoing Agreement. I have read the Agreement, I understand its contents, and I expressly acknowledge that the Agreement contains provisions by which my spouse grants the Company and the other Members the right to purchase his or her Units, including my community interest, if any, in that Units. I accept and agree to the foregoing provision and consent to such a sale, should it occur. I agree that any interest I may have in the Units of my spouse is subject to the provisions of the Agreement including, without limitation, the provision cited above, and I shall take no action to hinder or delay the operation of the Agreement with regard to the Units or my interest in the Units.

Name: _____

Spouse's Name:

IN WITNESS WHEREOF, the undersigned Manager, intending to be legally bound hereby, have duly executed this Agreement.

MANAGERS:

_____

Name: Ezra Berman

_____

Name: Chris Silverman

Schedule A

As of June 1, 2025, each Member's Units, Interest, and Date Admitted is as follows:

Member and Address	Units and Class of Units	Interest	Date Admitted
Ezra Berman	384.5 Common Units	23.57%	April 15, 2021
Jennifer Kelley	170 Common Units	10.42%	April 15, 2021
Michael Seville	240 Common Units	14.71%	April 15, 2021
Chris Silverman	384.5 Common Units	23.57%	April 15, 2021
Par 5 Investments LLC	280 Preferred Units	17.17%	August 26, 2021
Tom Seville	8 Preferred Units	0.49%	August 26, 2021
Leslie Family Trust Dtd 12/7/04	40 Preferred Units	2.45%	August 31, 2021
David M. & Julie B. Levine Family Trust	20 Preferred Units	1.23%	September 21, 2021
Jordan Roberts	40 Profit Units	2.46%	October 1, 2021
Tim and Misty Lock	24 Preferred Units	1.47%	February 2, 2022
Ronald Hart	40 Preferred Units	2.46%	April 1, 2025